[EXHIBIT (a)(5)]
FORM OF E-MAIL TO ELIGIBLE OPTION HOLDERS
Dear Mindspeed Employee:
     Today Mindspeed is announcing an opportunity for all employees (other than named executive officers and employees in China and France) who have Mindspeed stock options granted under our 2003 Long-Term Incentives Plan (the “LTIP”) or 2003 Stock Option Plan (the “SOP” and, with the LTIP, the “Plans”). The management of Mindspeed recognizes that our stock option programs are valuable for our employees. However, many of you hold Mindspeed stock options with an exercise price that is significantly higher than the current and recent trading price of Mindspeed’s common stock.
     In light of this situation and as you may know, our Board of Directors has authorized an option exchange program, and our stockholders approved the stock option exchange program at our Annual Meeting of Stockholders held on March 10, 2009. This is a voluntary program that allows Mindspeed’s eligible employees to cancel their existing stock options (“old options”) granted under a Plan prior to September 10, 2007 that have an exercise price per share greater than both: (i) 4.75; and (ii) the closing price of our common stock on the date the old options are cancelled and new options are granted (the “exchange date”), and exchange those options for new options to be granted under the Plan under which the original option grant was made, to purchase fewer shares with a new exercise price and vesting schedule (the “new options”). The offer period will end at 9:00 p.m., Pacific Time, on May 8, 2009, unless extended. Members of our Board of Directors, named executive officers, consultants and former employees, employees in China and France, as well as options granted on or after September 10, 2007 and options held in the Investec Trust Company (Israel) Ltd. are not eligible to participate in the option exchange program.
     The old options are expected to be cancelled and the new options are expected to be granted on the exchange date, which will occur as soon as practicable after the conclusion of the offer period. We anticipate that the exchange date will be on or about May 11, 2009, unless the option exchange program is extended. All new options will be non-qualified stock options.
     The ratio of the number of shares underlying an old option that must be tendered in exchange for the grant of a new option to purchase one share of common stock is referred to as the “exchange ratio.” The exchange ratio will depend on the exercise price of each cancelled old option and the closing price of our common stock on the date that the exchange ratio is fixed, which is the exchange date. The exchange ratios are set out below. The exchange ratios were established after consultation with an independent third-party expert consultant on stock plans and stock proposals. In developing the exchange ratios, we utilized a valuation model to calculate the established values of old options before the exchange and the values of new options after the exchange. The valuation model took into account various factors, including the current and estimated future fair market value of our common stock, the weighted average exercise price of the old options proposed to be exchanged, estimated weighted average remaining terms of the old options and new options, prevailing interest rates and the historical volatility of our stock price.

Exchange Ratio(1)
Closing Share Price on the Exchange Date
Eligible Old	Weighted Average
Option Exercise	Remaining Term to						≥$2.01
Prices(2)	Expiration	≤$0.25	$0.26 - $0.50	$0.51 - $1.00	$1.01 - $1.50	$1.51 - $2.00	(Minimum Ratio)(3)
$4.77 – $5.95	1.59	408.25	29.25	8.25	4.00	2.75	2.50
$6.05 – $7.45	4.23	11.25	4.25	2.75	2.00	2.00	2.00
$8.25 – $8.95	5.69	6.50	3.25	2.25	1.75	1.75	1.50
$9.00 – $9.75	4.57	12.25	4.75	3.00	2.25	2.00	2.00
$10.00 – $10.95	5.72	7.50	3.75	2.50	2.00	2.00	2.00
$11.05 – $12.45	2.79	117.50	20.00	8.25	4.75	3.50	3.00
$12.60 – $13.55	2.48	300.25	37.00	13.00	6.75	4.50	4.00
$14.75 – $15.85	3.74	46.25	12.00	6.00	4.00	3.00	3.00
$16.00 – $16.85	3.24	98.00	19.50	8.50	5.00	3.75	3.50
$17.25 – $19.90	4.15	38.25	11.00	5.75	3.75	3.00	3.00
$21.25 – $25.25	2.66	631.50	71.25	23.00	11.25	7.50	6.50
$32.20 – $38.50	2.87	793.00	92.50	30.00	14.75	9.75	8.50
$47.50 – $49.45	2.75	2,769.75	244.50	67.50	29.50	18.00	14.50

(1)	If application of the applicable exchange ratio to particular new options to be issued in exchange for old options tendered results in a fractional share, the number of shares underlying the new options will be rounded down to the nearest whole share on a grant-by-grant basis. No consideration will be paid for such fractional shares.

(2)	The stated exchange ratio will apply for all exercise prices for eligible old options within the applicable price range (if, for example the exercise price for an eligible old option is $10.25 and the closing share price on the exchange date is $1.25, then the exchange ratio will be 2:1, (i.e., an optionee would receive a new option for one share of common stock for each two shares of common stock underlying an old option that is tendered for exchange)).

For example, if the closing share price on the exchange date is $1.75, then:
•	an eligible old option to purchase 2,750 shares with an exercise price of $5.00 per share can be exchanged for a new option to purchase 1,000 shares;

•	an eligible old option to purchase 4,500 shares with an exercise price of $12.80 per share can be exchanged for a new option to purchase 1,000 shares;

•	an eligible old option to purchase 18,000 shares with an exercise price of $48.00 per share can be exchanged for a new option to purchase 1,000 shares.

(3)	The minimum ratio represents the lowest exchange ratio that may be applied to a particular range of eligible old option exercise prices, regardless of our closing share price on the exchange date.

For example, if the closing share price on the exchange date is $3.50, then:
•	an eligible old option to purchase 2,500 shares with an exercise price of $5.00 per share can be exchanged for a new option to purchase 1,000 shares;

•	an eligible old option to purchase 4,000 shares with an exercise price of $12.80 per share can be exchanged for a new option to purchase 1,000 shares;

•	an eligible old option to purchase 14,500 shares with an exercise price of $48.00 per share can be exchanged for a new option to purchase 1,000 shares.
     The exercise price of the new options will be equal to the closing share price of our common stock as reported on NASDAQ on the exchange date.
     The terms and conditions of the new options will be substantially the same as the old options, except that the new options will have a new exercise price and vesting schedule. The new options will be completely unvested at the time of grant regardless of whether the old options were partially or completely vested. The new options will have vesting schedules that depend on the date of expiration of the old options as shown below:

	If the Old Option was to Expire:	New Option Vesting Period:

•	12 months or less from the exchange date	Six months from the exchange date

•	More than 12 months and up to 24 months from the exchange date	One year from the exchange date

•	More than 24 months and up to 36 months from the exchange date	50% per year for two years from the exchange date

•	More than 36 months from the exchange date	33 1/3% per year for three years from the exchange date
     Each new option will maintain the current expiration date of the old option, subject to the earlier expiration of the new option by its terms, such as upon termination of active employment.
     An employee cannot elect to cancel and exchange only a portion of a particular outstanding unexercised option grant.
     The documents that describe the option exchange program in detail, including the possible benefits and risks of this program, are available through the Securities and Exchange Commission’s website at www.sec.gov, on Mindspeed’s website at www.mindspeed.com, on Mindspeed’s Intranet site at http://www.mindspeed.com/web/intranet/hr/soe.jsp or, if you do not have access to our Intranet site, you can request the documents from Stock Administration by e-mail at stock.admin@mindspeed.com. Please take the time to carefully review the documents and instructions and to consider your decision carefully. There is no way to predict what the price of our common stock will be during the next month, on the exchange date or thereafter. Our Board of Directors makes no recommendations as to whether you should participate in the option exchange program, and we urge you to consult with your own advisors regarding your decision. IF YOU DECIDE TO PARTICIPATE IN THE PROGRAM, YOU MUST COMPLETE YOUR ELECTION FORM ON OUR INTRANET SITE AT http://www.mindspeed.com/web/intranet/hr/soe.jsp OR YOU CAN RETURN YOUR ELECTION FORM BY E-MAIL (VIA PDF OR SIMILAR IMAGED DOCUMENT FILE) TO STOCK.ADMIN@MINDSPEED.COM NO LATER THAN 9:00 P.M., PACIFIC TIME, ON MAY 8, 2009, UNLESS THE OFFER IS EXTENDED.
     If you have any questions about the stock option exchange program, please contact Stock Administration, by e-mail at stock.admin@mindspeed.com.
Raouf Y. Halim

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